UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan
(Full title of the Plan)

Seneca Foods Corporation
(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505
(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Bobbitt, Pittenger & Company, P.A.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

June 11, 2007

Seneca Foods Corporation
Employees’ Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS

INVESTMENTS:
At fair value:
American Beacon Balanced Fund	$16,105,959	$
Seneca Foods Corporation Employer Stock Fund	11,962,106		8,391,234
U.S. Bank Stable Asset Fund	10,524,955		9,671,584
First American Equity Index Fund Y	10,047,333		8,673,669
Federated Capital Appreciation Fund A	8,215,211		7,105,330
Dreyfus Mid-Cap Index Fund	4,517,572		4,078,614
Wells Fargo Small Cap Value Fund Z	4,449,007		3,811,453
Dreyfus International Stock Index	4,114,400		3,023,353
American Growth Fund of America Class R4	2,992,252
PIMCO Real Return Fund	2,300,275
Dodge & Cox Stock Fund	2,142,400
Principal cash	30,882		(304)
First American Small Cap Select Fund Class Y	13,378
First American Intermediate Term Bond Fund A	8,117		2,466,256
MFS Total Return Fund A			15,086,470
Massachusetts Investors Growth Fund A			3,029,133
MFS Value Fund A			1,230,203

Total investments	77,423,847		66,566,995

LOANS RECEIVABLE	391,973		424,016

CONTRIBUTIONS RECEIVABLE
Employer	1,300,472		1,553,247
Employee	252,404		96,846

Total contributions receivable	1,552,876		1,650,093

NET ASSETS AVAILABLE FOR BENEFITS	$79,368,696		$68,641,104

See notes to financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2006	2005

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$8,524,423	$2,441,788
Interest and dividend income	887,485	881,817
Contributions:
Participant	5,536,310	5,400,980
Employer	1,295,204	1,461,919
Transfer of assets		9,729

Total additions	16,243,422	10,196,233

DEDUCTIONS:
Deductions from net assets attributed to:
Withdrawals by participants/other	(5,505,717)	(7,956,623)
Other expenses	(10,113)	(39,540)
	(5,515,830)	(7,996,163)

NET INCREASE	10,727,592	2,200,070

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	68,641,104	66,441,034

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$79,368,696	$68,641,104

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 60% of their compensation up to regulatory maximums. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and are allocated to participants based on the participants’ pro rata share of total participating payroll.

Participant Accounts

Each participants’ account is credited with the participants’ contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on continuous years of service. A participant is fully vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Company. Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum if the balance is less than $5,000 or a deferred lump sum if the balance is greater than $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution, however, if the value exceeds $1,000 ($5,000 before March 28, 2005), no distribution shall be made before the participant’s 65th birthday without written consent.

Forfeited Accounts

At December 31, 2006 and 2005 forfeited non-vested accounts totaled approximately $8,000 and $44,000. These accounts will be used to reduce future employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on April 30, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2006	2005

American Beacon Balanced Fund	$ 16,105,959	$
Seneca Foods Corporation Employer Stock Fund	11,962,106	8,391,234
U.S. Bank Stable Asset Fund	10,524,955	9,671,584
First American Equity Index Fund Y	10,047,333	8,673,669
Federated Capital Appreciation Fund A	8,215,211	7,105,330
Dreyfus Mid-Cap Index Fund	4,517,572	4,078,614
Wells Fargo Small Cap Value Fund Z	4,449,007	3,811,453
Dreyfus International Stock Index	4,114,400
MFS Total Return Fund A		15,086,470

* Nonparticipant-directed

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,524,423 as follows:

Mutual funds	$4,567,645
Collective investment funds	3,956,778
$8,524,423

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the company may determine.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

	2006	2005
Net assets:
Seneca Foods Corporation Employer Stock Fund	$11,962,106	$8,391,234

Changes in net assets:
Contributions	$250,916	$203,595
Net appreciation in fair value	3,852,840	1,859,591
Withdrawals by participants	(532,884)	(746,402)

	$3,570,872	$1,316,784

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS
TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

NOTE H - RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2006

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Beacon	Balanced Fund		$ 16,105,959

	American Funds	Growth Fund of America Class R4		2,992,252

	Dodge & Cox	Stock Fund		2,142,400

	Dreyfus	Mid Cap Index Fund		4,517,572

		International Stock Index Fund		4,114,400

	Federated	Capital Appreciation Fund A		8,215,211

	First American	Small Cap Select Fund Class Y		13,378

		Intermediate Term Bond Fund A		8,117

		Equity Index Fund Y		10,047,333

	Pimco Funds	Real Return Fund		2,300,275

	Wells Fargo Advantage	Small Cap Value Fund Z		4,449,007

		Contribution Account		30,882

*	U.S. Bank	Stable Asset Fund		10,524,955

*	Seneca Foods
	Corporation	Employer Stock Fund	7,776,078	11,962,106

	Participant Loans	Interest rates 4% - 9.5%		391,973

* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
Kraig H. Kayser        June 27, 2007
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan